

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Via E-Mail
John Reyes
Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, CA 91201-2349

> **Re:** **Public Storage**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-33519**

Dear Mr. Reyes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Self-Storage Operations Summary, page 29

1.   We note the line item in your table "Total net income" is not consistent with Net income included on your Statements of Income. In future filings, please revise the label for this line item to more accurately reflect the amount presented and provide clarifying disclosure to the extent necessary. Make similar adjustments to presentation in the tables on pages 30 and 38 and elsewhere throughout the filing, if necessary. In your response, tell us how you plan to revise your presentation in the future.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief